Exhibit 99(a)(23)

Non-binding unofficial English translation for information purposes only. Original in French.

A corporation with a share capital of 15,820,442 euros

Registered office: 3, esplanade du Foncet

92442 Issy les Moulineaux Cedex (FRANCE)

Nanterre Trade and Companies Register number 391 838 042

BOARD OF DIRECTORS’ REPORT TO THE COMBINED ORDINARY AND

EXTRAORDINARY SHAREHOLDERS’ MEETING OF DECEMBER 8, 2008

Ladies and Gentlemen,

We have convened this ordinary and extraordinary shareholders’ meeting in order to submit certain matters to you for your approval, some of which are subject to the decision making authority granted to the ordinary shareholders’ meeting and others to the decision making authority of the extraordinary shareholders’ meeting.

During this combined ordinary and extraordinary shareholders’ meeting, you will be asked to vote on certain matters including, in particular, commitments made by the Company to its chief executive officer in the event of his departure following a change of control, a cash distribution from the Company’s additional paid-in capital, the grant of double voting rights for each fully paid-in share which has been registered in the name of and held by the same shareholder for at least two years, various defensive measures proposed in response to the tender offer that was filed by Gemalto S.A., a subsidiary of Gemalto N.V., on October 6, 2008, for the shares and bonds convertible and/or exchangeable for newly issued or existing shares (the “OCEANEs”) issued by Wavecom S.A. (the “Company” or “Wavecom”) and two resolutions presented by the Company’s Workers’ Council related to, on the one hand, the aforementioned commitments made by the Company to its chief executive officer, and on the other hand, the contemplated cash distribution from the Company’s additional paid-in capital.

You will be asked to vote on the following specific agenda items:

ORDINARY SHAREHOLDERS’ MEETING AGENDA

-	approval of the measures adopted by the Company in favor of the chief executive officer as set forth in Article L. 225-42-1 of the French commercial code,

-	approval of a special cash distribution of one (1) euro per share outstanding as of the date of the shareholders’ meeting to be distributed out of the additional paid-in capital,

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authorization of the Board of Directors to continue the share repurchase program and/or reduce the share capital through the cancellation of treasury shares while any tender offer is open for the shares of the Company.

EXTRAORDINARY SHAREHOLDERS’ MEETING AGENDA

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delegation of authority to the Board of Directors in order to (i) issue and grant warrants to shareholders existing at the time of and prior to the expiration of any tender offer for the Company’s shares, such warrants issued under the provisions of L. 233-32 and L. 233-33 of the French commercial code which would entitle each shareholder to purchase one or more ordinary shares on preferential terms, and (ii) define such terms (including, among other things, any conditions for exercise and exercise price) of such warrants,

-	delegation of authority to the Board of Directors to increase the share capital of the Company through the incorporation of reserves, profits or additional paid-in capital,

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delegation of authority to the Board of Directors in order to increase the share capital in favor of those employees taking part in the Company savings plan established pursuant to L. 3332-1 of the French labor code, and

-	implementation of double voting rights with respect to the Company’s shares and the corresponding modification of Article 8 of the Company’s By-Laws.

BACKGROUND

On October 6, 2008, Gemalto S.A. (“Gemalto”), a subsidiary of Gemalto N.V., filed a draft cash tender offer (the “Offer”) with the French securities regulator (the Autorité des marchés financiers or “AMF”) with respect to the Company’s shares and OCEANEs. At its meeting on October 24, 2008, the AMF declared that the Offer was made in accordance with market regulations and was therefore valid (see AMF Décision et Information number 208C1942).

The Wavecom Board of Directors met on October 29, 2008 and considered the terms and conditions of the Offer. The Board of Directors unanimously decided that the Offer, as proposed by Gemalto, was not in the best interest of the Company, its shareholders, or its employees. As a result, Wavecom’s Board of Directors decided unanimously to recommend to Wavecom’s shareholders and other security holders that they not tender their Wavecom securities in the Offer.

The Board of Directors issued its reasoned opinion as set forth in the Reply Document that received the AMF’s visa number 08-238 on November 13, 2008.

Given the context as described above, we ask that you authorize the Board of Directors to take certain measures it deems appropriate to respond to the Offer and assist it in seeking a more favorable transaction for the Company’s securityholders.

We would also like to take advantage of this shareholders’ meeting to have you approve the commitments made by the Company to its chief executive officer (the “CEO”) with respect to severance benefits which may be paid to him upon his departure from Wavecom in the circumstances described below. Under the recently adopted French law number 2007-1223 of August 21, 2007 (the “TEPA Law”), in order for Wavecom to honor these commitments after February 22, 2009 the Company must (i) condition such payments on meeting performance criteria which are publicly disclosed (as they were on November 21, 2008) and (ii) seek shareholder approval of the criteria and the payments.

Finally, we are proposing for your approval two measures intended to reward our shareholders’ loyalty: a cash distribution to shareholders from the Company’s additional paid-in capital and the grant of double voting rights for each share held by the same shareholder for at least two years in registered form.

Gemalto’s Offer is currently irrevocable under French law except in the case of the filing of a competing tender offer or in the case of a “change of substance” of Wavecom. The definition of “change of substance” (modification de la consistance) under French law is unsettled, and in any case, is subject to review by the AMF.

Following the implementation of many of the proposed resolutions, in particular the resolution regarding the issue and grant of free warrants issued under the provisions of article L. 233-32 of the French commercial code, either directly or by the Board of Directors pursuant to the authority delegated to it by you, Gemalto may request from the AMF that it determine that a “change of substance” has occurred. If the AMF were to find that a “change of substance” has occurred, Gemalto would be entitled to withdraw the Offer.

Likewise, the implementation of several of the proposed resolutions would increase the likelihood that Gemalto will not reach the 50.1% threshold and, hence, that its Offer fails.

Before discussing each of the resolutions to be voted upon, please find here-below a brief summary of the business of the Company during the current fiscal year (financial data is unaudited and prepared in accordance with IFRS):

The total sales for the nine months ending September 30, 2008 amounted to €101.9 million as compared to €156.6 million for the same period of 2007.

These results reflect the global economic slowdown that continues to negatively impact revenues particularly in two key vertical markets – automobiles and alarms. The overall macro automotive market has experienced a slowdown and, specific to Wavecom, as previously disclosed, two major contracts came to an end with final shipments delivered in the third quarter of 2007 for one contract and in fiscal quarter of 2008 for the other contract. The demand for alarm systems, particularly in the U.S., has been negatively impacted by the sluggish real estate market.

Other factors impacting the year-over-year decline in sales include price erosion and unfavorable foreign exchange fluctuations as well as some difficulties in product transitions which have now been resolved. On the other hand, new products such as the Wireless Microprocessor®, Q2686 and Q2687 have begun to gain traction and customers are beginning to shift toward these products.

Wavecom’s product gross margin rate remained strong at 53% of product revenues for the nine months ended September 30, 2008, which Wavecom’s management believes is currently the highest rate in the industry, compared to 46% for the same period a year ago.

Total operating expenses for the nine months ending September 30, 2008 amounted to €57.9 million as compared to €56.0 million for the nine months ending September 30, 2007.

Included within operating expenses are stock-based compensation expense, which totaled € 6.1 million for the nine months ending September 30, 2008 as compared to €3.1 million for the same period in 2007. This increase in stock-based compensation expense is mainly due to the fact that in the first quarter of 2008 the Company decided to cancel a stock option plan which resulted in a significant exceptional charge of €3.9 million, under IFRS standards (and also under Statement of Financial Accounting Standards No. 123R).

Excluding stock-based compensation expense, total operating expenses amounted to €51.8 million for the nine months ending September 30, 2008 as compared to €52.9 million for the same period in 2007.

At an operating level, management has identified areas for expense reduction, targeting future per annum savings between €12 and €16 million taking into account the current difficult economic environment and the Company’s current reduced revenue level. This cost reduction plan remains subject to review by Wavecom’s workers’ council. The plan has already started being implemented in the United States, and in France, should take effect starting in the first quarter of 2009.

The Company reported a net operating loss of €5.9 million for the nine months ending September 30, 2008, compared to a net operating profit of €12.7 million for the same period in 2007.

The Company reported a net loss of €4.7 million over the nine months ending September 30, 2008, compared to a net profit of €12.1 million for the same period in 2007.

The Company’s net cash position (cash and marketable securities minus debt) remains strong at €45.0 million as at September 30, 2008, after taking into account the acquisition of Anyware Technologies, which closed in February 2008, as compared to €58.8 million as at December 31, 2007.

1.	APPROVAL, IN ACCORDANCE WITH ARTICLE L. 225-42-1 OF THE FRENCH COMMERCIAL CODE, OF COMMITMENTS MADE BY THE COMPANY TO THE CEO

We make reference to the service contract dated July 22, 2004, as amended in 2006, between the Company and Ronald Black for the performance of his duties as CEO (the “Service Agreement”).

According to the terms of the Service Agreement, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Mr. Black being terminated within six months following this event without being offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Mr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Mr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements.

This severance arrangement, which was put in place before the TEPA Law was passed and, therefore, must be brought into compliance, on or before February 22, 2009, with the provisions set forth in article L.225-42-1 of the French commercial code or such arrangements may not be honored after that date. These provisions require conditioning such payments on meeting performance criteria established by the Board of Directors. In addition, such criteria must be made public (which they were on November 21, 2008) and subsequently approved by the shareholders.

The Board of Directors, after hearing the findings presented by the Nomination and Compensation Committee, presented by Mr. Bernard Gilly, decided on November 17, 2008 to amend the terms of the Service Agreement and make the severance payment contingent on performance criteria as follows, each of which must be met at the time of Mr. Black’s departure in order for his severance to be payable:

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Wavecom’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

-	Wavecom having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Black’s departure from the Company.

Given Wavecom’s current cash balance and performance over the past three years, the performance criteria listed above would be satisfied if Mr. Black were terminated following a change of control today. However, the Company’s net losses over the nine months ending September 30, 2008 would make, in particular, meeting the first performance criteria unsure if Mr. Ronald Black were terminated following a change of control occurring in the medium-term.

In addition, in order to more properly reflect the mutual understanding of Mr. Black and the Board of Directors as to the circumstances under which the severance payment becomes payable, the Board has approved, and now proposes for your approval, an amendment to the Service Agreement to provide that Mr. Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company.

We ask that you approve, in accordance with article L.225-42-1 of the French commercial code, the amended terms of Mr. Black’s Service Agreement as described above, it being specified that the severance commitment existing before November 17, 2008 would remain in effect until February 22, 2009 in the event the shareholders’ meeting were to disapprove the amendments thereto.

Resolution of the Worker’s Council on the subject (Ninth Resolution):

The Board of Directors shares the view of the Worker’s Council on the need to be mindful, in all circumstances, of respecting the corporate interest. This interest has always guided the actions of the Board of Directors, and in particular, with respect to its decisions regarding the compensation of the Company’s chief executive officer. The participation of the Nomination and Compensation Committee, comprised exclusively of independent directors, ensures precisely that. Such is also the case regarding the respect of applicable law insofar as compliance with the provisions of the TEPA Law regarding the terms of the severance package negotiated with the chief executive officer in 2004 is one of the goals of the resolution proposed by the Board of Directors to the shareholders’ meeting.

The Board of Directors would nevertheless like to take the opportunity to add several clarifications of the arguments set forth in the resolution presented by the Workers’ Council.

The assertions of the Workers’ Council that “Mr. Black’s variable salary would be increased by 120,000 to 401,000 euros”, “the benefits in kind received by Mr. Black for housing and tuition fees for his children in the amount of 180,000 euros would be extended for one year”, “Mr. Black’s severance payment would be equal to three times his annual salary”, and “Mr. Black would receive, under certain conditions, a bonus equal to his annual fixed salary for one year”, could lead one to believe that these elements were decided in the context of the Gemalto Offer, or that the shareholders’ meeting would be required by law to be consulted thereupon. Such is not the case. These proposals are the result of a reflection begun by the Nomination and Compensation Committee in February 2008 and which were decided upon in the Board of Director’s meeting on June 17, 2008.

The same is also true with respect to the assertion that Mr. Black’s severance payment would be “three times his annual salary”. The eventual severance payment due to Mr. Black would, in fact, amount to three times his annual fixed salary (but not variable) including as indicated above, the severance payment provided by law and any applicable collective bargaining agreements, in accordance with the terms of the Service Agreement between the Company and Mr. Black dated July 22, 2004.

Under these circumstances, the Board of Directors can only recommend that you reject the resolution presented by the Workers’ Council, even though it shares the view that the Board of Directors, as it has always done, must be mindful, in all circumstances, of respecting the interest of the Company and all parties concerned.

2.	RESOLUTION TO APPROVE THE IMMEDIATE PAYMENT OF A SPECIAL CASH DISTRIBUTION IN THE AMOUNT OF ONE (1) EURO PER SHARE

The shareholders are being asked to vote on the payment of a special cash distribution in the amount of one (1) euro per share. The funds required for this distribution would be taken from the Company’s “additional paid-in capital” (compte de prime d’émission) on the date of the general shareholders’ meeting. If approved by the shareholders, the distribution would be declared on the date of this general shareholders’ meeting to holders of record on that date and would be paid as promptly as possible thereafter.

At September 30, 2008, the Company had cash of 125.5 million euros (net cash, after deduction of the 80.5 million euros for the OCEANEs, of 45.0 million euros). This special distribution of one euro per share would therefore represent 12.6% of the gross cash available to the group, noting that the OCEANEs are not due until 2014. Furthermore, this special distribution would not affect the financing of the Company’s activities or its development even if the Company remained a stand alone company after the Gemalto offer. This distribution is not meant to impede the Gemalto Offer, but rather, to compensate the Company’s loyal shareholders who have supported the Company despite the turbulent market and economic situation.

For informational purposes, this special cash distribution would be for a total aggregate amount of 15,820,442 euros, as long as the total number of issued shares remained the same between September 30, 2008 and the date of the shareholders’ meeting (15,820,442 shares issued).

The entire amount of the distribution would be taken from “additional paid-in capital” of the Company, which would be correspondingly reduced as a result, provided that you would be first asked to allocate the losses carried forward of 61,995,024.83 euros to the additional paid-in capital which would decrease to 78,381,320.96 euros after such allocation. However, no distribution would be made on the 1,091,861 treasury shares, and any amount that would otherwise have been allocated to them will remain in additional paid-in capital.

In accordance with article L. 228-99-2 of the French commercial code, approximately 1,773,938 euros would also be withdrawn from “additional paid-in capital” and reserved for payment of shares underlying stock options, warrants and founders’ warrants (but, for the avoidance of doubt, not the OCEANEs). Such amount would be allocated to an unavailable additional paid-in capital account under the name “Unavailable additional paid-in capital–special distribution”. Distributions would be made upon these shares if and when issued after exercise of the corresponding instruments. The amount reserved for payment on these shares would be decreased over time to the extent that any such instrument expired without issuance of the underlying shares.

The OCEANEs and any unvested free shares would be adjusted in accordance with their respective terms to take account of the distribution.

This distribution, if approved, will occur regardless of the completion, or failure, of the Gemalto Offer. Accordingly shareholders who own Company shares as of the date of the general shareholders’ meeting shall receive a distribution of one (1) euro per share whether such shareholder accepts the Gemalto Offer or not, and whether such Offer succeeds or not.

If the distribution is approved and paid, and if Gemalto’s Offer is successful, the shareholders of the Company at the time of the distribution who also tender their shares in the Offer will receive 7 euros per share from Gemalto and 1 euro from Wavecom. As noted above, however, Gemalto may nonetheless claim that the distribution constitutes a “change of substance.” In this context, the AMF could allow Gemalto to withdraw its Offer.

If Gemalto requests to modify the terms of its Offer as a result of the approval of the special distribution, the AMF would be responsible for opining on the merit of such a request under the regulations governing tender offers in France.

Resolution of the Workers’ Council on the subject (Eighth Resolution):

The Board of Directors notes the Workers’ Council desire for the shareholders to reject the resolution regarding the distribution of additional paid-in capital. However, for the aforementioned reasons, the Board of Directors does not share the Workers’ Council’s view with respect to the appropriateness of this distribution and therefore, can only recommend that you reject the resolution presented by the Workers’ Council and approve the resolution presented by the Board of Directors. Insofar as is necessary, the Board of Directors clarifies that this is a cash distribution from the Company’s additional paid-in capital and not a dividend, as had been suggested by the Workers’ Council resolution.

3.	DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS TO CONTINUE THE SHARE REPURCHASE PROGRAM AND/OR TO CANCEL TREASURY SHARES DURING THE TERM OF TENDER OFFER

At the combined general shareholders’ meeting held on May 14, 2008, the Board of Directors was authorized to implement a share repurchase program during a period of eighteen (18) months. During this period the Board was authorized to purchase up to 10% (a maximum of 1,579,659 shares) of the Company’s outstanding share capital as of the date of such meeting. The repurchase of Company shares could be made on the open market or in privately negotiated transactions at any time, including while any tender offer is open for the shares of the Company, and by any means.

The purchase price could not exceed 30 euros per share, not including any fees or commissions, for a total aggregate amount of 47,389,770 euros.

Such share repurchase program could be used for the following purposes, among others:

(i)	to allow a broker to ensure the continued strength of the share price or to ensure liquidity in accordance with applicable ethical standards as set forth by the AMF;

(ii)	to sell such shares in order to meet any obligations due under any convertible debt;

(iii)

to use such shares to compensate its directors and/or employees as well as those managers or employees of other affiliated companies as stock options, free shares under the auspices of articles L.225-197-1 to L.225-197-3 or as part of a Company savings plan established pursuant to articles L.443-1 et seq. of the Labor Code;

(iv)	to keep the shares and use them as payment for external growth opportunities; or

(v)	to cancel shares in an amount of up to 10% of the share capital within any 24-month period.

The total amount of shares acquired by the Company to be utilized at a later date as consideration in a merger or spin-off transaction, or for any contribution of assets, could not exceed 5% of the Company’s outstanding share capital.

The Board of Directors authorized, at its meeting held on July 22, 2008, the execution of such repurchases with the objective to cancel any repurchased shares. This authorization was subject to any later decision of the Board. From July through September 2008, the Company repurchased 700,212 shares (4.4% of the share capital), both on and off the open market.

As of September 30, 2008, the Company held 1,019,861 shares, representing 6.9% of the Company’s share capital on a non-diluted basis, in treasury.

At the May 14, 2008 combined shareholders’ meeting, the shareholders authorized the Board of Directors to reduce the share capital of the Company through cancellation of repurchased shares. This authority was granted for a term of eighteen (18) months and limited to a reduction of capital by a maximum of 10% for each twenty-four month period. This authority, however, did not expressly envisage the cancellation of shares during the pendency of a tender offer.

Under the terms of Gemalto’s Offer, any treasury shares that are not canceled prior to the announcement of the outcome of the Gemalto Offer will be considered acquired by Gemalto for the purposes of calculating whether Gemalto has achieved the 50.01% threshold it set for a successful Offer.

We would ask that you authorize the Board of Directors, in accordance with the provisions set forth at article L.233-32 of the French commercial code, to cancel all or part of Wavecom’s treasury shares while any tender offer remains open (including the current Offer). If the Board elected to cancel these shares, the effect would be to reduce the number of outstanding shares of the Company and also to reduce the number of shares deemed acquired by Gemalto in the Offer. This action could reduce the likelihood of success of the Offer by requiring Gemalto to purchase more shares in order to reach the 50.1% threshold. As noted above, Gemalto may also claim that the continuation of the share repurchase program and/or the cancellation of the treasury shares, if and when decided by the Board of Directors upon delegation of the shareholders’ meeting, constitutes a “change of substance.” If the AMF agrees with such a claim, Gemalto may be permitted to withdraw its Offer.

4.	DELEGATION OF POWER TO THE BOARD OF DIRECTORS IN ORDER TO PROCEED TO ISSUE WARRANTS

We propose that you authorize the Board of Directors to issue warrants defined under articles L. 233-32 II and L. 233-33 of the French commercial code.

In the Board of Directors’ view, granting such power to the Board of Directors would give the Board increased leverage to negotiate with any potential acquiror, in order to arrive at terms that it deems acceptable to Wavecom and in the best interest of the Company, its shareholders and employees.

In particular, we would request that you authorize the Board of Directors to proceed, on one or more occasions, to (i) issue and grant for free to shareholders existing at the time of and prior to the expiration of any tender offer, warrants issued under the provisions of L. 233-32 and L. 233-33 of the French commercial code which would entitle each shareholder to purchase one or more ordinary shares of the Company on preferential terms, and (ii) define such terms (including, among other things, any conditions for exercise and exercise price) of the warrants described above.

This delegation may be used during any tender offer (including the current Gemalto Offer).

This authorization which we request that you approve shall be granted to the Board of Directors for 18 months taking effect and starting from the date of this shareholders’ meeting.

The nominal value of the capital increase which may occur as a result of the exercise of these warrants shall not exceed 31,640,884 euros and the maximum number of warrants which may be issued shall not exceed the number of shares comprising the Company share capital at the date that such warrants are issued.

A report prepared by the statutory auditors regarding the delegation you are asked to approve will be read to you.

Approving this resolution may result in a significant increase in the number of ordinary shares outstanding in certain circumstances and it may delay the completion of Gemalto’s Offer or make such Offer more expensive or impractical. As noted above, however, Gemalto may claim that the warrant issuance, as approved by the shareholders, could allow it to withdraw its Offer, after approval by the AMF.

5.	DELEGATION OF POWER TO THE BOARD OF DIRECTORS IN ORDER TO INCREASE THE SHARE CAPITAL BY INCORPORATION OF RESERVES, PROFITS OR ADDITIONAL PAID-IN CAPITAL

We propose that you authorize the Board of Directors to issue new free shares to existing shareholders, increase the par value for the Company’s shares, or implement a combination of these two measures by incorporating all or part of the reserves, profits or additional paid in capital of the Company into its share capital, in accordance with applicable law and the Company’s By-Laws and, as a result thereof, increase the share capital of the Company. Such share capital increase may be made in an amount up to the amount of the Company’s reserves, profits or additional paid-in capital mentioned herein which exist at the time of the relevant share capital increase.

This delegation is limited to a total aggregate amount of 31,640,884 euros and, specifically, this maximum is set (i) independently and distinctly from the maximum capital increase that could be carried out under the delegation specified in the sixth resolution, and (ii) without including the par value of those shares to be issued by the Company, as necessary, pursuant to any adjustments made in accordance with applicable law or pursuant to contractual provisions to protect the owners of rights attached to securities or other instruments exercisable or convertible into shares of the Company.

This delegation may be used during any tender offer (including the current Gemalto Offer).

In addition, we ask you to decide that, should the Board of Directors elect to use this delegation of authority, any rights resulting in fractional shares shall be neither negotiable nor assignable but which resulting shares shall be sold and a cash payment made to shareholders in lieu of any fractional shares, in accordance with applicable regulations.

This authorization would be granted for twenty-six months starting from the date of this shareholders’ meeting.

Approving this resolution may result in a significant increase in the number of ordinary shares outstanding in certain circumstances and it may delay the completion of Gemalto’s offer or make such offer more expensive or impractical. As noted above, however, Gemalto may claim that any such distribution of shares, if and when decided by the Board of Directors upon delegation of the shareholders’ meeting, constitutes a “change of substance.” In this context, the AMF could allow Gemalto to withdraw its Offer.

If Gemalto requests to modify the terms of its Offer as a result of the approval of the share capital increase, the AMF would be responsible for opining on the merit of such a request under the regulations governing tender offers in France.

6.

DELEGATION OF POWER TO THE BOARD OF DIRECTORS IN ORDER TO INCREASE THE SHARE CAPITAL FOR THE BENEFIT OF EMPLOYEE PARTICIPANTS IN THE COMPANY SAVINGS PLAN ESTABLISHED UNDER ARTICLES L. 3332-1 ET. SEQ. OF THE FRENCH LABOR CODE

Since we are proposing that you delegate authority to proceed with capital increases, provisions of Article L. 225-129-6 of the French commercial code require that we also submit a resolution for shareholder vote that would authorize capital increases that would be reserved for employees under Articles L. 443-1 and L. 443-5 of the French labor code relating to employee savings plans, and Article L. 225-138-1 of the French commercial code. The foregoing proposed capital increases would be available to employees of the Company and affiliated companies as defined in article L 225-180 of the French commercial code and who satisfy criteria which would be set by the Board of Directors in its discretion (the “Group Employees”).

If the Board of Directors elects to use the authority granted under this resolution, shares representing a maximum nominal amount of 1,000,000 euros could be issued to Group Employees with a share price set by the Board of Directors, in accordance with article L. 3332-19 of the French labor code, without preferential subscription rights to the Company’s existing shareholders.

Although it is legally required to make this proposal, however, the Board of Directors does not believe that it is consistent with Wavecom’s employee equity participation policies, which are based on the grant of stock options and warrants, founders’ warrants, as well as the attribution of free shares. Moreover, Group Employees are already given an opportunity to become shareholders of the Company through the Company’s savings plan including a matching program whereby the Company matches up to 20% of the employees’ contributions. As a result, the Board of Directors recommends that the shareholders not adopt this sixth resolution submitted for their approval.

7.	ESTABLISHMENT OF DOUBLE VOTING RIGHTS AND CORRESPONDING MODIFICATION OF ARTICLE 8 OF THE BY-LAWS

Double voting rights are permitted under article L. 225-123 of the French commercial code for fully paid-up shares which have been held for at least two years by the same shareholder in registered form.

Accordingly, we propose that you approve the institution of double voting rights which would reward the loyalty of shareholders who have held their shares for at least two years.

The Board of Directors believes that this double voting right would benefit, as of the next general shareholders’ meeting, approximately 25 shareholders. Subject to any variation that may occur between the date of this report and the date of the shareholders’ meeting, the shares currently eligible to receive double voting rights represent approximately 20% but would increase to approximately 30% of the voting rights if double voting rights were instituted.

If you support this proposal, we further request that you authorize the Board of Directors to modify article 8 of the Company’s By-Laws, entitled “Rights and obligations attached to shares”, in accordance with the terms set forth under the seventh resolution submitted for your approval.

Approving this resolution will enable the Board of Directors to give shareholders who have held their shares for at least two years greater voting power compared to shareholders holding the same number of shares for less than two years, including, after the completion of the Offer, Gemalto. Such an action would therefore make it more difficult and expensive for Gemalto to acquire voting control of Wavecom. Gemalto may claim that the establishment of double voting rights constitutes a “change of substance.” In this context, the AMF could allow Gemalto to withdraw its Offer.

In this context, the Board of Directors proposes that you deliberate on the resolutions submitted to you for approval.

The Board of Directors